Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED
(In thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002

BASIC:
Net loss	$(471)	$(170)	$(640)	$(368)

Weighted average number of common shares outstanding	4,948	4,948	4,948	4,948

Net loss per common share	$(0.10)	$(0.03)	$(0.13)	$(0.07)

ASSUMING DILUTION:
Net loss	$(471)	$(170)	$(640)	$(368)

Weighted average number of common shares outstanding	4,948	4,948	4,948	4,948

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period

Weighted average number of common and common equivalent shares	4,948	4,948	4,948	4,948

Net loss per common share, assuming dilution	$(0.10)	$(0.03)	$(0.13)	$(0.07)